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                          November 5, 2021

       Matthew Gline
       Chief Executive Officer and Director
       Roivant Sciences Ltd.
       Suite 1, 3rd Floor
       11-12 St. James   s Square
       London SW1Y 4LB
       United Kingdom

                                                        Re: Roivant Sciences
Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed October 29,
2021
                                                            File No. 333-260619

       Dear Mr. Gline:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Derek J. Dostal